*AB 3/8

[redacted]

11018384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 39227

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor
(No. and Street)

Seattle	Washington	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Crista Dumais (206) 505-4580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	Washington	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Crista S. Dumais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Financial Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial & Operations Principal

Title

Notary Public

NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 6-19-2013 CANDACE FOSS

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Financial Services, Inc.

Statement of Financial Condition

(Confidential Treatment Requested)

December 31, 2010

Russell Financial Services, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Financial Services, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Russell Financial Services, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
February 25, 2011

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 1900, Seattle, WA 98101
T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

Russell Financial Services, Inc.
Statement of Financial Condition
As of December 31, 2010

Assets	
Cash and cash equivalents	$ 49,701,520
Distribution fees receivable	5,265,439
Prepaid expenses and other	977,058
Deferred income taxes, net	915,832
Fixed assets, net	1,754,270
Total assets	$ 58,614,119
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 15,662,462
Administrative fees payable	6,868,418
Compensation payable	7,137,289
Due to affiliates	6,260,269
Accrued expenses and other liabilities	2,073,608
Incentive compensation liabilities	1,442,831
Total liabilities	39,444,877
Commitments, contingencies and guarantees (Notes 7, 9 and 10)	
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	10,165,068
Retained earnings	9,004,171
Total stockholder's equity	19,169,242
Total liabilities and stockholder's equity	$ 58,614,119

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Russell Investment Management Company ("RIMCo") ("Parent"), a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company ("NML") owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America and provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds, and implementation services.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent and Russell. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents
The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Cash is held at one financial institution in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. Depreciation of those assets recorded under capital lease agreements is included in depreciation expense. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Stock-Based Compensation
Russell has a Long-term Equity-Based Incentive Plan ("LTIP"), callable puttable common stock issued under the Incentive Payment Plan ("IPP") covering eligible employees of the Company, and the Outstanding Contributor Award Program ("OCAP"), as more fully described in Note 4. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Deferred Incentive Compensation
Russell has granted award units under the IPP and under the Incentive Share Plan ("ISP"), more fully described in Note 4. The Company accounts for these deferred incentive arrangements, which are not share-based, using an accelerated method of attribution of the related expense.

Revenue Recognition
Revenue from distribution and shareholder servicing fee activities is recognized as earned in accordance with the terms of the respective agreements. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2010.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal taxes payable are recorded through and included in due to affiliates in the accompanying statement of financial condition. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses in the accompanying statement of financial condition.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

2. Fixed Assets

Fixed assets consisted of the following balances at December 31, 2010:

Software	$ 1,664,964
Furniture and equipment	1,211,301
Leasehold improvements	1,659,407
	4,535,672
Accumulated depreciation and amortization	(3,155,402)
Work in progress	374,000
Total	$ 1,754,270

3. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2010 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 704,337
Accrued long-term compensation	250,183
Lease amortization	5,147
Unrealized Gain/Loss	3,277
State deferred tax, net of federal tax benefit	57,192
Total deferred income tax assets	1,020,136
Deferred income tax liability	
Depreciation of fixed assets	104,304
Total deferred income tax liability	104,304
Total deferred income tax assets, net	$ 915,832

Income taxes receivable from Russell as of December 31, 2010 are $885,000 and are included in due to affiliates on the accompanying statement of financial condition.

As of December 31, 2010, the Company had no gross unrecognized tax benefits. The Company recognizes interest and penalties on amounts due to the authorities as a component of income tax expense.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group. NML is currently under routine audit by the IRS for years ended December 31, 2008 and 2009. The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2005.

In the next 12 months, it is reasonably possible that the Internal Revenue Service examination of fiscal years 2008 and 2009 could be resolved. The Company does not expect this resolution to have a material impact to the financial statements.

4. Employee Compensation Arrangements

LTIP

The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), and stock appreciation rights ("SAR") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Grants of stock option and RSU awards to employees prior to December 31, 2008, made by Russell under the LTIP vest over three years in equal annual installments on February 16 each year after the date of grant. Grants of RSU awards to employees on or after December 31, 2008, but before December 31, 2009, under the LTIP generally cliff vest in three years after the date of grant on February 16. Grants of stock option and RSU awards to employees after December 31, 2009 under the LTIP vest over three years and four years, respectively, in equal annual installments on March 1 each year after the date of grant. Grants of SAR awards to employees prior to December 31, 2009, made by Russell under the LTIP generally vest over three years in equal annual installments on February 16 each year after the date of grant. Grants of SAR awards to employees on or after December 31, 2009 made by Russell under the LTIP generally vest over three years in equal annual installments on March 1 each year after the date of grant. Awards granted prior to December 31, 2008, will vest upon retirement for employees who are age 65 or older and have at least 5 years of Russell service or who are between the ages of 55 and 64, and the combination of the associate's age and service (each rounded up to the nearest full year) totals 70 or more. For awards granted on or after December 31, 2008, awards will vest upon retirement, except for when a participant retires in the calendar year of grant. Stock-based compensation expense for awards granted to individuals meeting the retirement eligibility requirements, or who will meet the age and service requirements within the applicable vesting period, is recognized over a required service period that is less than the stated vesting period. Stock options and SAR awards granted prior to December 31, 2008 generally expire five years from the date of grant. Stock options granted on or after December 31, 2008 generally expire seven years from the date of grant, while SAR awards generally continue to expire five years from the date of grant.

For a 21-day period (or longer if determined by the Plan Administrator) that commences on the date in the first quarter of each fiscal year on which the per-share fair value is communicated to a participant (herein after referred to as the "Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per-share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits discussed below. At the vesting date, RSUs are exchanged for shares of nonvoting common stock of Russell at which time employees may elect to have shares withheld for income taxes. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put such shares to Russell. Upon repurchase by Russell, the shares of common stock are canceled. Holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award.

Holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. The first exercise window in any fiscal year shall run concurrent with the Annual Put Window for that fiscal year, and the second exercise window shall terminate no later than six months and one day prior to the Annual Put Window for the following fiscal year. Each exercise window shall be a period of 21 days, which will commence on the date Russell communicates the per share fair value of Russell's common stock to a participant.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since Russell's securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms estimated by Russell.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual terms. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

In connection with the adoption of the LTIP, Russell elected the straight-line method of allocating compensation expense over the requisite service period of the related awards. As stock-based compensation expense is based on awards ultimately expected to vest, the expense included in the Company's statement of income for the year ended December 31, 2010 has been reduced by an estimated forfeiture rate of 3% for equity-classified awards and 5% for liability-classified awards.

For the year ended December 31, 2010, the Company recorded stock-based compensation expense of $775,858 related to the LTIP. Of this expense, $622,514 relates to equity-classified awards held by employees of the Company which has been recorded as a noncash deemed capital contribution from Russell and $153,344 relates to liability-classified awards held by employees at the Company. As of December 31, 2010, the Company's total unrecognized compensation cost related to equity-classified awards was $854,640, which will be recognized over the weighted-average remaining requisite service period of 1.38 years. In addition, as of December 31, 2010, the Company's total unrecognized compensation expense related to liability-classified awards outstanding under the LTIP was $957,290, which will be recognized over the weighted-average remaining requisite service period of 1.18 years.

The total deferred income tax expense recognized in the Company's statement of income for stock-based awards for the year ended December 31, 2010 was $44,472. In 2010, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company's historical windfall tax benefit pool upon adoption of that standard was zero given its adoption under the prospective transition method. The Company utilizes the with-and-without approach to calculate realized windfall tax benefits from share-based compensation awards. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options	
	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at January 1, 2010	615,780	$ 9.32
Granted	136,399	7.93
Forfeited / expired	(166,872)	6.79
Exercised	-	-
Transfers in	-	-
Transfers out	(125,867)	9.98
Outstanding at December 31, 2010	459,440	9.65
Exercisable as of December 31, 2010	239,153	11.93

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2010	166,675	$ 7.83
Granted	90,933	7.93
Vested	(25,363)	16.10
Forfeited	(78,882)	6.81
Transfers in	-	-
Transfers out	(31,984)	7.08
Outstanding at December 31, 2010	121,379	7.04

The fair value of employee stock option awards granted during the year ended December 31, 2010 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	2.08 %
Expected term	4.5 years
Expected dividend yield	0.0 %
Expected volatility	53.52 %

The total fair value of RSUs vested during the year ended December 31, 2010 was $201,129.

Detail related to SAR activity under the LTIP, representing the Company's liability-classified awards, is as follows:

	Stock Appreciation Rights	
	Number of Shares Under Right	Weighted-Average Exercise Price
Outstanding at January 1, 2010	827,494	$ 12.55
Granted	328,980	7.93
Forfeited / expired	(210,554)	11.53
Exercised	(8,333)	5.33
Transfers in	-	-
Transfers out	(119,897)	11.76
Outstanding at December 31, 2010	817,690	11.14
Exercisable as of December 31, 2010	146,721	15.33

The fair value of SAR awards as of December 31, 2010 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.37% – 1.24%
Expected term	1.13 – 3.16 years
Expected dividend yield	1.45 %
Expected volatility	31.56% – 62.47%

The aggregate amount paid by Russell during the year ended December 31, 2010 to settle SARs held by employees of the Company was $21,666. As of December 31, 2010, the Company has an aggregate recorded liability of $770,000 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities in the Company's statement of financial condition.

The following table summarizes information about all stock options and SARs outstanding under the LTIP as of December 31, 2010:

	Shares Subject to Options/Rights Outstanding	Weighted-Average Remaining Contractual Life *(Years)*	Weighted-Average Exercise Price	Total Instrinsic Value[1]
Exercise price				
$5.33	410,416	4.16	$ 5.33	$ 1,350,269
$7.93	331,637	4.67	7.93	228,830
$15.12	233,129	1.13	15.12	-
$17.17	294,112	2.13	17.17	-
$19.14	7,836	1.13	19.14	-
$5.33 - $19.14	1,277,130	3.25	10.60	1,579,099
Vested and exercisable	385,873	2.20	13.22	294,721
Vested and expected to vest	1,227,581	3.22	10.71	$ 1,506,238

[1] The total intrinsic value represents the aggregate estimated fair value of Russell's common stock issuable and the aggregate exercise price available.

OCAP

The OCAP provides eligible employees the award of a cash bonus, denominated in the participant's local currency at the time of grant, that will increase or decrease in value based on the changes in the per-share fair value of Russell's common stock. Awards made to employees by Russell under the OCAP cliff vest after three years and are paid at the end of the vesting period. As OCAP awards are ultimately settled in cash, the awards are liability-classified and will be remeasured to fair value at each reporting period until settled. As of December 31, 2010 the Company has an aggregate recorded liability of $155,314 related to its OCAP awards, included within incentive compensation liabilities in the Company's statement of financial condition.

Incentive Payment Plan

The IPP was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. As of April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination. No additional shares of callable puttable common stock will be issued under the IPP.

During the Annual Put Window, a holder of an award issued under the IPP can put up to an annual limitation of 25% of cumulative total of shares that holder has received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder has the right to put all such awards (but not less than all) to Russell, and Russell has the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, NML may effect these shares or award unit repurchases in lieu of Russell. The put and call rights terminate upon an initial public offering of Russell's common stock. In the event of a change in ownership control of Russell, NML has the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards has the right to put all such awards to NML at a formula-derived price.

Compensation expense related to IPP awards is based on changes in the formula-derived price of the outstanding awards. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

The following table reflects the activity for the year ended December 31, 2010 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2010	621,283
Net employee transfers in	4,753
Settlements	(302,839)
Outstanding at December 31, 2010	323,197

The aggregate value of outstanding shares of callable puttable common stock held by employees and former employees of the Company as of December 31, 2010 is $2,869,989. Compensation expense recorded by the Company related to shares of callable puttable common stock outstanding was a reduction in expense of $2,215,873 for the year ended December 31, 2010. The Company recorded a related noncash deemed capital distribution to Russell of $2,215,873 for the year ended December 31, 2010.

Incentive Share Plan

The Company participates in Russell's ISP covering eligible employees. The ISP is a cash-based, long-term incentive program for employees of the Company. From 2004 through 2006, ISP units were awarded annually to selected employees. The plan does not have a definitive end date; however, Russell's Board of Directors has not made any grants in 2010 and does not anticipate further grants.

The value of ISP units is determined by the increase or decrease in Russell's annual EBITDA as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier. In 2008, the Company allowed a two year extension for payment of the 2005 grants and a one year extension for the payment of the 2006 grants. In 2010, the Russell Board of Directors established a minimum payment of $2.18 with respect to the 2006 vested ISP units. This resulted in additional compensation expense under the ISP of $516,350 for the year ended December 31, 2010. As of December 31, 2010, the Company recorded a liability of $517,517 related to its ISP awards.

5. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses

The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

6. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts payable to Russell for these charges are $3,129,475 at December 31, 2010 and are included in due to affiliates on the accompanying statement of financial condition.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing for the Transaction Allocation Methodology in the statement of income under the agreement for the year ended December 31, 2010 was $3,973,044. The amount due to Russell at December 31, 2010 was $2,079,142 and is included in due to affiliates on the accompanying statement of financial condition.

The Company has entered into an Expense Sharing and Support agreement with RIMCo. Under this agreement, RIMCo agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2010 these fees were $82,977,669 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from RIMCo for these fees at December 31, 2010.

The Company has entered into a Sales and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for providing sales and client support services for their products. For the year ended December 31, 2010, these fees were $9,762,814 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from this related party for these fees at December 31, 2010.

The Company has a Referral and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for introducing prospective clients and investors along with providing client support services. For the year ended December 31, 2010, these fees were $31,358,728 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from this related party for these fees at December 31, 2010.

The Company has entered into a placement agency agreement with Russell Institutional Funds Management, LLC ("RIFM") with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL. For the year ended December 31, 2010, these fees were $210,020 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from this related party for these fees at December 31, 2010.

The Company has entered into a distribution agreement with Northwestern Mutual Investment Services LLC, a subsidiary of NML, with respect to RIC and RIF. For the year ended December 31, 2010, these fees were $4,423,591 and are included in distribution, shareholder servicing and administrative fees in the accompanying statement of income. The amount payable to NML is $1,846,429 as of December 31, 2010 and is included in due to affiliates on the accompanying statement of financial condition.

The Company has entered into a sales support agreement and a shareholder servicing agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2010, these fees were $59,715,875 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $5,265,439 at December 31, 2010 and are presented as distribution fees receivable in the accompanying statement of financial condition.

7. Commitments

The Company leases office space under noncancelable lease agreements expiring between 2010 and 2016. These leases provide for annual rental increases based on various price indices.

At December 31, 2010, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years ending December 31,	
2011	$ 450,160
2012	461,802
2013	374,701
2014	384,091
2015	393,682
Thereafter	65,881
	$ 2,130,317

8. Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

9. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

10. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2011, which is the date the financial statements were issued.

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
Russell Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of Russell Financial Services, Inc. for the year ended December 31, 2010, which were agreed to by Russell Financial Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Russell Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Russell Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2b and 2f of Form SIPC-7 with the respective cash disbursement records entries.

   Findings: Compared the listed assessment payments on page 1, items 2b and 2f of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   Payments in the amount of $46,516 for the assessment payment of page 1, item 2b as compared to the check number 323150 noting no differences.

   Payment in the amount of $56,811 for the assessment payment on page 1, item 2f as compared to the check number 200166 noting no differences.

2. Compare the Total Revenue amount reported on page 3, line total revenue, of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total Revenue amount of $181,868,530 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010.

   Findings: Compared the Total Revenue amount reported on page 3, line total revenue, of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total Revenue amount of $181,868,530 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting total difference of $3,812,274 relating to transfer pricing adjustment (addition) of $3,973,044 and sublease revenue (deduction) of $160,770.

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3. Compare any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compare revenue of $3,973,044 on page 2, line Total additions, to the 4Q 2010 Assessment Calculation report.

   b. Compare revenue of $144,349,242 on page 2, item 2c, line 1, to the 4Q 2010 Assessment Calculation report.

   c. Compare revenue of $160,770 on page 2, item 2c, line 8, to the 4Q 2010 Assessment Calculation report.

   Findings: Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared revenue of $3,973,044 on page 2, line Total additions, to the 4Q 2010 Assessment Calculation report noting no differences.

   b. Compared revenue of $144,349,242 on page 2, item 2c, line 1, to the 4Q 2010 Assessment Calculation report noting no differences.

   c. Compared revenue of $160,770 on page 2, item 2c, line 8, to the 4Q 2010 Assessment Calculation report noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculate the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $41,330,861 and $103,327, respectively, of the Form SIPC-7.

   Findings: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $41,330,861 and $103,327, respectively of the Form SIPC-7T noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7 with page 1, item 2e of the Form SIPC-7 on which it was originally computed.

   Findings: Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7 with page 1, item 2e of the Form SIPC-7 on which it was originally computed noting no differences.

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on Russell Financial Services, Inc.'s preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Russell Financial Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011